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                               May 16, 2022

       Gary F. Santo, Jr.
       Chief Executive Officer
       TILT Holdings Inc.
       2801 E. Camelback Road #180
       Phoenix, Arizona 85016

                                                        Re: TILT Holdings Inc.
                                                            Registration
Statement on Form 10
                                                            Filed April 19,
2022
                                                            File No. 000-56422

       Dear Mr. Santo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed April 19, 2022

       General

   1. Please revise your filing, as applicable, to provide specific disclosure related to the direct or indirect impact that
Russia's invasion of Ukraine and the international response have had or may have on your
business. For additional guidance, please see the Division of
                                                        Corporation Finance's
Sample Letter to Companies Regarding Disclosures Pertaining to
                                                        Russia   s Invasion of
Ukraine and Related Supply Chain Issues, issued by the Staff in May
                                                        2022.
   2. To the extent material to an understanding of the organization of the company, please include an
organizational chart depicting the company   s structure.
 Gary F. Santo, Jr.
FirstName  LastNameGary F. Santo, Jr.
TILT Holdings   Inc.
Comapany
May        NameTILT Holdings Inc.
     16, 2022
May 16,
Page 2 2022 Page 2
FirstName LastName
Item 1. Business, page 4

3. We note your reliance on third-party suppliers on page 33. Please disclose the sources and availability of raw materials and the names of your principal suppliers. See Item
         101(h)(4)(v) of Regulation S-K.
Item 1. Business
Principal Products and Services, page 4

4. We note you partner with Smoore Technology. Disclose whether you have a binding agreement with Smoore, if so, provide a summary of the material terms. Please also file the agreement as an exhibit or advise us why such agreement is not required to be filed.
Item 1. Business
Intellectual Property, page 11

5. Please provide the duration of your intellectual property. See Item 101(h)(4)(vii) of
         Regulation S-K.
Item 1A. Risk Factors
We have incurred substantial indebtedness..., page 33

6. Please quantify your total indebtedness as of the most recent practicable date.
Item 1A. Risk Factors
We may be adversely affected by..., page 44

7. We note that your supply chain may be impacted by the COVID-19 pandemic. Update your risks characterized as potential or hypothetical if recent supply chain disruptions have impacted your operations.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Total Operating Expenses, page 50

8. We note in all periods presented the company has sustained significant impairment losses pertaining to goodwill, intangible assets and various loans receivable. Please expand your
         MD&A to provide investors with discussion and analysis of the components of your impairment charges and the key factors, events, and circumstances which have given rise to the impairments.
Significant Accounting Judgements and Estimates
Goodwill and Indefinite Life Intangible Asset Impairment, page 56

9. Your disclosure in this section pertaining to goodwill refers to the "recoverable amount of the cash generating unit" in the determination of goodwill impairment. This appears
 Gary F. Santo, Jr.
TILT Holdings Inc.
May 16, 2022
Page 3
      inconsistent with your accounting policy included in your audited financial statements.
      Please modify your disclosure accordingly. In addition, please cite the relevant US GAAP supporting your accounting policy.
Item 5. Directors and Executive Officers, page 61

10. Please revise your disclosure to state the business experience during the past five years for
      Mr. Barravecchia. See Item 401(e)(1) of Regulation S-K.
Item 8. Legal Proceedings, page 79

11. We note on June 18, 2021, you reached an agreement with the CCC resolving concerns.
      Please revise to elaborate on the dispute and concerns.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kevin Stertzel at (202) 551-3723 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Sergio Chinos at (202) 551-7844 with any other questions.



                                                            Sincerely,
FirstName LastNameGary F. Santo, Jr.
                                                            Division of
Corporation Finance
Comapany NameTILT Holdings Inc.
                                                            Office of
Manufacturing
May 16, 2022 Page 3
cc:       Mehrnaz Jalali
FirstName LastName